Mail Stop 6010

        January 31, 2006

Mr. John C. Heinmiller
Chief Financial Officer
St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, MN 55117

        Re: St. Jude Medical, Inc.
Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005
and
September 30, 2005
   File No. 001-12441

Dear Mr. Heinmiller:

        We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant
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